FOR IMMEDIATE RELEASE

NEWS RELEASE

CanAlaska Uranium Details Extensive Rare Earth
Mineralization at NE Wollaston

Vancouver, Canada,  October 20th, 2009 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”) Due to many recent enquiries regarding the potential for rare earth mineralization on the Company’s exploration projects, CanAlaska is pleased to be able to detail extensive zones of heavy and light rare earth mineralization in surface rocks and boulder trains on the North East Wollaston project.

Total Rare Earth Element (REE) mineralization ranging from 0.2% to 10% is reported and, in many cases, it is the most valuable mineralization component of the samples.  In other samples, REE occurs as a significant potential by-product from uranium or base-metal mineralized zones.  Because of the varying ratio of heavy to light REE, the in-situ value estimate is quite variable.  It is significant to highlight these very good mineral values at a time when REE minerals are being identified as important commodities for industrial development.

These zones of REE mineralization are often in association with uranium or thorium mineralization, and are relatively easily prospected by scintillometer traverses, or from airborne radiometric surveys. Most of these reported samples are from radioactive boulders, sampled for uranium. No specific exploration was conducted for REE bearing rocks, but all current targets will now be followed-up.

The extensive results tables presented in this news release also detail the uranium and molybdenum mineralization samples in the zones.  Further detail on the individual zones is in the news release dated February 8th, 2008.

The NE Wollaston project area, located in the province of Manitoba, northeast of the Athabasca Basin uranium deposits, is shown in the attached location map.  Historically, this area was explored for base metal mineralization during the 1960’s-1980’s.  In the early-1980’s, reconnaissance work identified several areas with anomalous uranium mineralization.  In 2004, CanAlaska acquired the mineral licenses in the area and began systematic prospecting and lake sediment sampling through to 2007, during which time the REE discoveries were made.

The following tables show the REE mineralization in the samples collected by CanAlaska personnel:

The Company has been awaiting local and Government approvals and work permits to re-commence work on the project areas, and has now been informed by the community and the Manitoba Government that the next stages of exploration should be able to re-commence in 2010.

President Peter Dasler commented “The process of community consultation has been slow, but we have always intended to build a strong foundation for many years of work and success in this region.  To do this, all stakeholders must be considered.”

All of the samples from the exploration programs were submitted to qualified Canadian laboratories for analysis.  Samples submitted to Saskatchewan Research Laboratories were analysed for multi-element geochemistry and including uranium by tri-acid digestion and ICP.  Samples submitted to Acme Laboratories in Vancouver, BC for assay for trace element geochemistry were analysed by aqua regia digestion and ICP analysis.  The samples were collected by CanAlaska field geologists under the supervision of Dr. Karl Schimann, P. Geo. and were shipped in secure containment to the laboratories noted above.  Peter Dasler, M.Sc. P Geo. is the qualified technical person responsible for this news release.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and three optioned uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium". Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). To-date, CanAlaska has expended over Cdn$55 million exploring its properties and has delineated multiple uranium targets.

CanAlaska's geological expertise and high exploration profile has attracted the attention of major international strategic partners. Among others, Japanese conglomerate Mitsubishi Corporation has undertaken to provide the Company C$11 mil. in exploration funding for its West McArthur Project. Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd. Exploration recently commenced on the Poplar Project with Chinese mining partner East Resources Inc., comprising a potential 100,000 metres of drill testing. In addition, Canadian explorer Kodiak Exploration has also optioned the McTavish Project to advance exploration with the goal of attaining a 60% project interest earn-in by delineating a minimum of 35 million pounds U3O8.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 1	October 20th, 2009